UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

2 April 2026

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exchange release

2 April 2026

BHP completes silver streaming agreement with Wheaton Precious Metals

Further to BHP’s announcement on 17 February 2026, BHP, through a wholly owned subsidiary, has completed its long-term silver streaming transaction with Wheaton Precious Metals International Ltd. (a wholly owned subsidiary of Wheaton Precious Metals Corp.) (Wheaton) relating to BHP’s share of silver production from the Antamina Mine in Peru.

Under the silver streaming agreement (the Agreement), BHP has received total upfront consideration of US$4.3 billion (Upfront Consideration) from Wheaton.

In return for the Upfront Consideration and ongoing production transfer payments (payable at 20% of the spot silver price per ounce of silver delivered pursuant to the Agreement), BHP will deliver to Wheaton the equivalent of 33.75% of the silver produced by Antamina (subject to a fixed payable rate of 90%). After 100 million ounces of silver have been delivered to Wheaton, the stream will be reduced and BHP will deliver the equivalent of 22.5% of silver produced by Antamina over the remaining life of mine. The settlement of the stream is completed via metal credits with no physical delivery of silver to Wheaton.

About Wheaton

Wheaton is the world’s largest precious metals streaming company, focused primarily on gold and silver streaming agreements across a global portfolio of high-quality mining operations. Its business model offers investors commodity price leverage and exploration upside. Wheaton is committed to strong ESG practices and giving back to the communities where Wheaton and its mining partners operate. Wheaton creates sustainable value through streaming for all of its stakeholders.

Authorised for release by Stefanie Wilkinson, Group General Counsel and Group Company Secretary

BHP Group Limited ABN 49 004 028 077

Contacts

Media media.relations@bhp.com	Investor Relations investor.relations@bhp.com

Australia and Asia Gabrielle Notley +61 411 071 715	Australia and Asia John-Paul Santamaria +61 499 006 018

Europe, Middle East and Africa Amanda Saunders +44 7887 468 926	Europe, Middle East and Africa Adam Sanderson +44 7884 735 515

North America Megan Hjulfors +1 403 605 2314	Americas Li Hua +1 647 828 9830

Latin America Renata Fernandez +56 9 8229 5357

BHP Group Limited

ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia Level 18, 171 Collins Street

Melbourne

Victoria 3000 Australia

Tel: +61 1300 55 4757 Fax: +61 3 9609 3015

BHP Group is headquartered in Australia

bhp.com

BHP Group Limited ABN 49 004 028 077

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: 2 April 2026	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group General Counsel and Group Company Secretary